FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       |X|
                                    Form 40-F
                                       | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       | |
                                       No
                                       |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer

By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 04 November 2004
      ----------------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 04 November 2004 -  EIDOS ANNOUNCES HITMAN: BLOOD MONEY
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


Eidos Announces Hitman: Blood Money; Spring 2005 Release for the Latest Instalment in the Multi-Million Selling Hitman Series

     LONDON--(BUSINESS WIRE)--Nov. 4, 2004--Eidos (LSE: EID.L; NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announces the return of the world's deadliest assassin in Hitman: Blood Money(TM). Developed by Io-Interactive, Hitman: Blood Money will be released worldwide in spring 2005 on PlayStation 2, Xbox and PC.
     When assassins from Agent 47's contract agency, The ICA, are systematically eliminated in a series of hits, it seems a larger, more powerful agency has entered the fray. For Agent 47 it's business as usual, until suddenly he loses contact with The ICA. Sensing that he may be the next target, he travels to America, where he prepares to make a killing.
     Agent 47 is back and this time he's paid in cold, hard cash. How the money is spent will affect his passage through the game and the weapons at his disposal, resulting in a unique gameplay experience for each player. Powered by a new version of Io's stunning Glacier engine, Hitman: Blood Money will deliver the most brutal and realistic simulation of life as the world's deadliest assassin.

     Mike McGarvey, ceo of Eidos says:

     "The Hitman series is one of Eidos' biggest franchises and goes from strength to strength with every new instalment. Io-Interactive is one of the world's most accomplished developers, and yet again has raised the stakes in terms of graphics and gameplay with Hitman: Blood Money."

     Janos Flosser, managing director of Io-Interactive says:

     "Considerable time and effort has been spent developing a new version of the Glacier engine that enables us to implement many new and exciting features. The quality of the graphics and A.I. surpasses even our own expectations and this combined with a gripping narrative and the introduction of some really inventive characters makes us confident that Blood Money will be the greatest Hitman title to date."

     Website: www.hitman.com

     Hitman Blood Money, Eidos and the Eidos logo are trademarks of the Eidos Group of Companies. Io and the IO logo are trademarks of IO Interactive A/s. All rights reserved.

     About Eidos

     Eidos plc is one of the world's leading publishers and developers of entertainment software with a diverse mix of titles for the PC, PlayStation(R)2 computer entertainment system, Nintendo GameCube(TM) and the Xbox(TM) video game system from Microsoft. For more information on Eidos and its products visit www.eidos.com

     About Io-Interactive

     Io-Interactive was established in September 1998 as a joint venture between Nordisk Film & TV A/S and the game developer Reto-Moto. Based in Copenhagen, Io-Interactive develops advanced 3D computer games for the global market. Using proprietary technologies, Io products are represented on all major platforms. The first title Hitman: Codename 47, a third-person 3D action game, was released in November 2000. With the sequel, Hitman: Silent Assassin was October 2002. The Hitman franchise is now well established as one of the industry's biggest original IPs.


     CONTACT: Eidos, London
              Steve Starvis, +44 (0) 20 8636 3000
              Fax: +44 (0) 020 8636 3001